EXHIBIT 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Neptune Technologies & Bioressources Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 19, 2014 at 10:00 a.m., for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 28, 2014 and the auditors’ report thereon;

2.
To consider and, if deemed advisable, to pass, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) to amend the Corporation’s articles to increase the maximum number of directors from six to ten;

3.	To elect the directors of the Corporation for the ensuing year;

4.	To appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their compensation; and

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUÉBEC, AS OF MAY 22, 2014

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established April 30, 2014 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.

MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at May 22, 2014 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (this “Circular”) is provided in connection with the solicitation by the Management of Neptune Technologies & Bioressources Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 19, 2014 at 10 a.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder of the Corporation who is entitled to vote at the Meeting (a “Shareholder”) is entitled to appoint a person, who need not be a shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof or by the Shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All common shares of the Corporation (the “Common Shares”) represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders, or proxy holders duly appointed by the shareholders, are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)
In the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:

(a)
typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)
less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

The authorised share capital of the Corporation is composed of an unlimited number of Common Shares. Each holder of Common Shares has the right to vote at any meeting of the shareholders of the Corporation.

As at April 30, 2014, there were 74,415,548 issued and outstanding Common Shares of the Corporation, each entitling its holder to one (1) vote.

The by-laws of the Corporation provide that during any meeting of the shareholders, the attendance, in person or by proxy, of the Shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.

RECORD DATE

Shareholders registered as at April 30, 2014 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

PRINCIPAL SHAREHOLDERS

As at April 30, 2014, to the best knowledge of the Corporation, no corporation and none of the directors or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s Common Shares, except as set forth below:

Name	Number of Common Shares	% of Outstanding Common Shares
Mr. George Haywood	11,365,159	15.27

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation’s knowledge, no one who has been a (i) director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (ii) a proposed nominee for election as a director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of directors and the interest of those individuals listed above who are eligible participants in the Equity Incentive Plan and the adoption of such plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 28, 2014 and the report of the auditors thereon will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation’s 2014 Annual Report (the “Annual Report”) which was mailed to shareholders who requested a copy of the Annual Report and is also available on SEDAR at www.sedar.com.

AMENDMENT TO ARTICLES

The Corporation’s articles currently provide that the Board must consist of a maximum of seven directors. The Board has considered issues relating to its size and determined that the maximum size of the Board should be increased to ten directors.

The Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve the following special resolution:

“RESOLVED THAT:

1.	The articles of Neptune (the “Corporation”) be amended to increase the maximum number of directors from seven to ten.

2.
Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this special resolution, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”.

Pursuant to the Business Corporations Act (Québec), to be adopted, the special resolution approving the amendment to the Corporation’s articles must be approved by at least a majority of not less than two/thirds of the votes cast (66 2/3%) at the Meeting in person or by proxy be cast FOR the special resolution.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE SPECIAL RESOLUTION APPROVING THE AMENDMENT TO THE CORPORATION’S ARTICLES IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE SPECIAL RESOLUTION APPROVING THE AMENDMENT TO THE CORPORATION’S ARTICLES.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the special resolution approving the amendment to the Corporation’s articles.

ELECTION OF DIRECTORS

The Corporation’s articles currently provide that the board of directors of the Corporation (the “Board” or the “Board of Directors”) may consist of a maximum of seven directors and, if amended as described above, will provide that the Board may consist of a maximum of ten directors. The Board has determined to nominate each of the eight persons listed below for election as a director at the Meeting. The Corporation’s Board is currently composed of six directors. The Board recommends that Shareholders vote FOR the election of each of the eight nominees as directors.

The persons named in the enclosed form of proxy intend to vote for the election of the eight nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a director of the Corporation. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.

The directors are appointed at each annual meeting of the Shareholders to hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. The directors hold office for a term expiring at the conclusion of the next annual meeting of Shareholders or until their successors are elected or appointed and will be eligible for re-election. A directors appointed by the Board between meetings of Shareholders or to fill a vacancy will be appointed for a term expiring at the conclusion of the next annual meeting or until his or her successor is elected or appointed and will be eligible for election or re-election.

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed for election as directors, and all other positions and offices with the Corporation held by such person, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of Common Shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country of residence and position with the Corporation	Principal Occupation	First year as director	Number of Common Shares of the Corporation beneficially owned or over which control is exercised as at April 30, 2014	Number of common shares of Acasti Pharma Inc. beneficially owned or over which control is exercised as at April 30, 2014	Number of each class of voting securities of NeuroBioPharm Inc. beneficially owned or over which control is exercised as at April 30, 2014
Ronald Denis Québec, Canada Chairman of the Board	Chief of Surgery at Sacré-Coeur Hospital in Montréal	2000	73,433	55,833	8,048 Class A Subordinate Voting Shares

Name, province and country of residence and position with the Corporation	Principal Occupation	First year as director	Number of Common Shares of the Corporation beneficially owned or over which control is exercised as at April 30, 2014	Number of common shares of Acasti Pharma Inc. beneficially owned or over which control is exercised as at April 30, 2014	Number of each class of voting securities of NeuroBioPharm Inc. beneficially owned or over which control is exercised as at April 30, 2014
Valier Boivin, Québec, Canada	President of VMCAP Inc.	2013	3,333	3,333	3,333 Class A Subordinate Voting Shares
Harlan W. Waksal New York, United States	Vice-President, Business and Scientific Affairs at Acasti Pharma Inc.	2012	41,433	792,033	12,520 Class A Subordinate Voting Shares
Reed V. Tuckson Washington, United States	Managing Director, Tuckson Health Connections, LLC	2013	-	7,299	-
Jerald J. Wenker California, United States	President and Chief Operating Officer, Dermalogica	-	4,000	-	-
John Moretz North Carolina, United States	Chief Executive Officer and President, Moretz Marketing LLC	-	845,000	800,000	-
Pierre Fitzgibbon Québec, Canada	President and Chief Executive Officer of Atrium Innovations Inc.	-	-	-	-
Adrian Montgomery Ontario, Canada	Chief Investment Officer of Tuckamore Capital	-	-	-	-

The information as to voting securities beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons.

The following is a brief biography of the nominees:

Dr. Ronald Denis – Chairman of the Board and Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Valier Boivin – Director

Mr. Valier Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). Furthermore, he is a member of the “Barreau du Québec” since 1986 and the "Ordre des comptables agréés du Québec" since 1974. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor, at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he practices business law. Specialized in Mergers & Acquisitions and corporate financing, he acts as legal and strategic counsel to many private and public companies. Since January 2009, he is President of the regional economic intervention fund, FIER Ville-Marie L.P. Mr. Boivin is also socially involved with various professional associations, non-profit organizations and charitable foundations.

Dr. Harlan W. Waksal – Director

Dr. Harlan W. Waksal is a retired physician. Dr. Waksal is the Vice-President, Business and Scientific Affairs at Acasti Pharma Inc. (“Acasti”), the Corporation’s subsidiary. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select Board of Directors. Dr. Waksal currently serves on the Boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Dr. Reed V. Tuckson – Director

Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania's General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business. Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and well-being company. Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation.

Jerald J. Wenker – Proposed Director

Mr. Wenker is currently President and Chief Operating Officer of Dermalogica, a leading professional skin care company based in the United States. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther-Rx, Mr. Wenker worked at Abbott Laboratories for approximately 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management.

John Moretz – Proposed Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing LLC and is Managing Director for Kathy Ireland, LLC. In addition, he is the managing director for various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011. Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities.

Pierre Fitzgibbon – Proposed Director

Mr. Fitzgibbon is the President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry, which was recently sold to corporations backed by the Permira funds in a transaction valued at over $1.1 billion. Prior to joining Atrium Innovations, Mr. Fitzgibbon was Vice-Chairman of National Bank Financial and Senior Vice-President, Finance, Technology and Corporate Affairs at National Bank of Canada. He holds a bachelor’s degree in business administration from the École des hautes études commerciales of Montreal and a certificate in general management from Harvard Business School. Mr. Fitzgibbon currently serves on the board of directors of other corporations.

Adrian Montgomery – Proposed Director

Mr. Montgomery is the Chief Investment Officer of Tuckamore Capital, a publicly-traded company that has invested approximately $700 million in successful private businesses since its inception in 2005. Prior to joining Tuckamore, he headed business development at Rogers Media Inc. Mr. Montgomery is a lawyer and member of the New York State Bar and currently serves on the boards of Epsilon Energy, a TSX-listed Company, and the Toronto East General Hospital Foundation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of the Corporation, none of the proposed directors, directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:

(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set forth below, to the knowledge of the Corporation, no proposed director, director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)
is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Boivin was director of Toptent Inc. when it filed, on December 16, 2009, a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act and, as a result, Toptent Inc. was subject to a cease trade order for more than 30 consecutive days. Mr. Valier Boivin was also a director of Pixman Média Nomade Inc. during the year it filed for bankruptcy on March 4, 2010 and, as a result, Pixman Média Nomade Inc. was subject to a cease trade order for more than 30 consecutive days;

To the knowledge of the Corporation, no proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Voting for election of directors is by individual voting and not by slate voting. You can vote your shares for the election of all of these nominees as directors of the Corporation; or you can vote for some of these nominees for election as directors and withhold your votes for others; or you can withhold all of the votes attaching to the shares you own and, thus, not vote for the election of any of these nominees as directors of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as directors of the Corporation for the ensuing year.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation and to authorize the Board to determine their compensation. The auditors will hold offices until the next Annual Meeting of Shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been auditors for the Corporation since September 25, 2006.

EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

For the financial year ended on February 28, 2014, Mr. Henri Harland (the Corporation’s President and CEO until April 28, 2014) did not receive any compensation by the Corporation in his capacity as director and was not considered by the Board as being “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Harland Waksal (Vice-President, Business and Scientific Affairs at Acasti) was also not considered by the Board as being “independent”. On November 5, 2013, the Board of Director appointed Dr. Reed V. Tuckson as board member.

Mr. Henri Harland only received compensation from the Corporation in his capacity as President and CEO of the Corporation during that period. Accordingly, for all the information relating to the compensation of Mr. Henri Harland, please refer to the Named Executive Officers Section of this Circular.

Summary Compensation Table

The total compensation and fees paid to the directors by the Corporation and its subsidiaries during the financial year ended on February 28, 2014 are set out in the following tables:

	Ronald Denis(1,2) ($)	Valier Boivin(1,3) ($)	Harlan Waksal(4) ($)	Daniel Perry (5) ($)	Reed V. Tuckson(6) ($)
Annual fixed compensation	30,000	30,000	25,000	20,000	25,000
Fee for Director, per Board meeting attended (7)	1,500	1,500	1,500	1,500	1,500
Fee for Directors, per Board meeting attended by way of conference call (8)	750	750	750	750	750
Fee for Member Committee, per Board Committee meeting attended (9)	1,500	1,500	1,500	1,500	1,500

(1)	This amount includes fees paid for services rendered by such individuals to Acasti and NeuroBioPharm.
(2)	Chairman of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries.
(3)	Chairman of the Audit and Governance Committee of the Corporation and its subsidiaries.
(4)	The annual fixed compensation for Dr. Waksal is limited to his compensation as the Corporation’s and Acasti’s director, as he was not a Director of NeuroBioPharm.
(5)	The annual fixed compensation for Mr. Perry is limited to his compensation as the Corporation’s and NeuroBioPharm’s director, as he was not a Director of Acasti Pharma Inc.

(6)
Dr. Tuckson was appointed on the Board of Directors of the Corporation and Acasti on November 5, 2013. The annual fixed compensation for Dr. Tuckson is limited to his compensation as the Corporation’s and Acasti’s director, as he was not a Director of NeuroBioPharm.

(7)	An additional amount of $1,000 and $500 is payable respectively to each director per each Acasti and NeuroBioPharm’s meeting attended;
(8)	An additional amount of $500 and $250 is payable respectively to each director per each Acasti and NeuroBioPharm’s meeting attended by way of conference call;
(9)	An additional amount of $1,000 and $500 is payable respectively to each director per each Acasti and NeuroBioPharm’s Committee meeting attended;

Compensation Paid to Directors

The total compensation paid to the non-executive directors by the Corporation and its subsidiaries during the financial year ended on February 28, 2014 is set out in the following table:

Name	Financial Year Ended February 28 / 29	Fees earned ($)(1)	Share-Based Awards ($)(2)(3)	Option/ call – option / warrant-based awards(2)(4)(5)(6) ($)	All other compensation(7)(8) ($)	Total ($)
Ronald Denis	2014 2013 2012	41,250 49,750 48,000	126,200 - -	91,913 115,655 63,705(9)	0 0 0	259,363 165,405 111,705
Valier Boivin	2014	35,500	63,100	91,913	0	190,513
Daniel Perry	2014 2013 2012	23,750 11,000 12,000	34,200 - -	30,882 55,057 514	0 0 0	88,832 66,057 12,514
Harlan Waksal(10)	2014 2013 2012	86,250(11) 68,225(11) 25,000	998,600 - -	214,219 601,584 838,285	0 0 0	1,299,069 669,809 863,285
Reed V. Tuckson	2014	8,750	0	119,128	0	127,878

(1)
The salary of the directors, which represents the total of the annual fixed compensation and the fees per meeting earned by each directors for their duties performed for the Corporation, and its subsidiaries, for the period ending on February 28, 2014.

(2)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(3)
For the period ended on February 28, 2014, (i) the fair market value of the June 21, 2013 share-based awards of the Corporation is based on a fair value of $3.32per restricted share unit granted to the identified directors above; (ii) the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $2.89 per restricted share unit granted to the identified directors above; (iii) the fair market value of the June 21, 2013 NeuroBioPharm share-based awards is based on a fair value of $0.10 per restricted share unit granted to the identified directors above.

(4)
For the period ended on February 28, 2014, (i) the fair market value of the June 21, 2013 Acasti call-option based awards of the Corporation is based on a fair value of $1.22 per Acasti call-option granted to all directors; (ii) the fair market value of the June 21, 2013 NeuroBioPharm call-option based awards of the Corporation is based on a fair value of $0.0049 per NeuroBioPharm call-option granted to all directors.

For the period ended on February 28, 2014, the fair market value of the December 19, 2013 option-based awards of the Corporation is based on a fair value of $1.24 per option granted to Mr. Reed Tuckson.

For the period ended on February 28, 2013, (i) the fair market value of the April 11, 2012 option-based awards of the Corporation is based on a fair value of $1.23 per option granted to all directors; (ii) the fair market value of the December 3, 2012 option-based awards of the Corporation is based on a fair value of $1.20 per option granted to all directors.

For the period ended on February 28, 2013, (i) the fair market value of the December 3, 2012 NeuroBioPharm call-option based awards of the Corporation is based on a fair value of $0.0042 per NeuroBioPharm call-option granted to all directors; (ii) the fair market value of the January 14, 2013 Acasti call-option based awards of the Corporation is based on a fair value of $1.32 per Acasti call-option granted to Mr. Harlan Waksal.

For the period ended on February 29, 2012, (i) the fair market value of the December 1, 2011 option-based awards of the Corporation is based on a fair value of $1.34 per option granted to Mr. Harlan Waksal; (ii) the fair market value of the January 1, 2012 option-based awards of the Corporation is based on a fair value of $0.94 per option granted to Mr. Harlan Waksal.

(5)
For the period ended on February 28, 2014, the fair market value of the December 19, 2013 Acasti option-based awards is based on a fair value of $0.35 per option granted to Mr. Reed Tuckson.

For the period ended on February 28, 2013, the fair market value of the April 11, 2012 Acasti option-based awards is based on a fair value of $1.21 per option granted to Mr. Ronald Denis and $1.23 per option granted to Mr. Harlan Waksal.

For the period ended on February 29, 2012, (i) the fair market value of the May 25, 2011 Acasti warrant-based awards is based on a fair value of $0.51 per warrant transferred to Mr. Harlan Waksal; (ii) the fair market value of the June 16, 2011 Acasti option-based awards is based on a fair value of $0.84 per option granted to Mr. Ronald Denis and $0.86 per option granted to Mr. Harlan Waksal.

(6)
For the period ended on February 28, 2013, the fair market value of the April 11, 2012 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0045 per NeuroBioPharm warrant transferred to Messrs. Ronald Denis and Daniel Perry and $0.0111 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal.

For the period ended February 29, 2012, (i) the fair market value of the April 12, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0075 per NeuroBioPharm warrant transferred to Messrs. Ronald Denis and Daniel Perry; (ii) the fair market value of the May 25, 2011 NeuroBioPharm option-based awards of the Corporation is based on a fair value of $0.0265 per NeuroBioPharm option granted to Messrs. Ronald Denis and Daniel Perry (iii) the fair market value of the May 25, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0277 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal; and (iv) the fair market value of the December 1, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0165 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal.

(7)	The directors do not receive pension benefits, perquisites or other annual compensation.

(8)
The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in 2014, 2013 or 2012.

(9)	This amount includes an option-based award sum of $62,760 from Acasti.

(10)	These amounts include award received for his role as Vice-President, Business and Scientific Affairs at Acasti.

(11)	This amount includes salary payment for his role as Vice-President, Business and Scientific Affairs at Acasti for the sum of $60,000.

Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Directors

The Corporation

The following tables provides information on the number and value of the outstanding share-based, option-based and call-option-based awards held by non-executive directors of the Corporation at the end of the financial year ended February 28, 2014.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards not paid-out or distributed ($)
Ronald Denis	16,667	47,834	N/A
Valier Boivin	6,667	19,134	N/A
Daniel Perry	6,667	19,134	N/A
Harland Waksal(1)	119,167	342,009	N/A

(*)	Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX of $2.87 on February 28, 2014.
(1)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

Option-Based Awards

Name / Grant Date	Number of common shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(*) ($)
Ronald Denis
December 3, 2012	20,000	2.90	December 3, 2015	-
April 11, 2012	25 000	3.15	April 11, 2015	-
February 28, 2011	25,000	2.50	February 28, 2014(2)	9,250
Daniel Perry
December 3, 2012	20,000	2.90	December 3, 2015	-
April 11, 2012	25 000	3.15	April 11, 2015	-
February 28, 2011	25,000	2.50	February 28, 2014(2)	9,250
Harland Waksal
December 3, 2012	20,000	2.90	December 3, 2015	-
January 1, 2012	250,000(1)	3.00	January 1, 2015	-
December 1, 2011	250,000(1)	3.00	December 1, 2014	-
Reed Tuckson
December 19, 2013	75,000	2.10	December 19, 2016	-

(*)	Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX of $2.87 on February 28, 2014.
(1)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.
(2)
Due to the fact that the options expired during a trading black-out period, the options will expire ten business days after the trading black-out period is lifted by the Corporation in accordance with the provisions of the Corporation’s stock option plan.

Call-options on Class A subordinate voting shares of Acasti and NeuroBioPharm held by the Corporation were awarded to non-executive directors of the Corporation to compensate, in part, for the reduction of their compensation during the last quarter of FY2013.

Call-Option-Based Awards

Name / Grant Date	Number and type of securities underlying unexercised call-options	Call-option exercise price ($)	Call-option expiration date	Value of unexercised in- the-money call- options(*) ($)
Ronald Denis
October 1, 2013(1)	82,500 Class A Shares of Acasti	0.25	October 1, 2017	95,700
June 21, 2013	75,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	75,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
December 3, 2012	75,000 Class A Shares of NeuroBioPharm	0.75	December 3, 2015	-

Name / Grant Date	Number and type of securities underlying unexercised call-options	Call-option exercise price ($)	Call-option expiration date	Value of unexercised in- the-money call- options(*) ($)
Valier Boivin
June 21, 2013	75,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	75,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
Daniel Perry
October 1, 2013(1)	100,000 Class A Shares of Acasti	0.25	October 1, 2017	116,000
October 1, 2013(1)	25,000 Class A Shares of Acasti	0.50	October 1, 2017	22,750
June 21, 2013	25,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	75,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
December 3, 2012	50,000 Class A Shares of NeuroBioPharm	0.75	December 3, 2015	-
Harlan Waksal
June 21, 2013	175,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	125,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
December 3, 2012	50,000 Class A Shares of NeuroBioPharm	0.75	December 3, 2015	-
December 3, 2012	250,000 Common Shares of Acasti(2)	2.75	December 3, 2015	-

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $1.41 on February 28, 2014.
(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2014 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(1)	Acasti call-options were issued by Neptune in exchange of warrants previously issued by Acasti having an expiry date of October 8, 2013.
(2)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

Acasti

The following tables provide information on the number and value of outstanding Acasti share-based, option-based and call-option-based awards held by non-executive directors of the Corporation at the end of the financial year ended February 28, 2014. Acasti’s options and warrants were awarded and transferred to such directors as compensation for additional responsibilities and workload attributable to Acasti.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards not paid-out or distributed ($)
Ronald Denis	16,667	23,500	N/A
Valier Boivin	6,667	9,400	N/A
Daniel Perry	6,667	9,400	N/A
Harland Waksal(1)	119,167	168,025	N/A

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $1.41 on February 28, 2014.
(1)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

 Option-Based Awards

Name / Grant Date	Number of common shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(*) ($)
Ronald Denis
April 11, 2012	50,000	2.10	April 11, 2015	-
June 16, 2011	75,000	1.40	June 16, 2016	750
October 8, 2008	25,000	0.25	October 8, 2018	29,000
Daniel Perry
October 8, 2008	25,000	0.25	October 8, 2018	29,000
Harlan Waksal
April 11, 2012	200,000(1)	2.10	April 11, 2015	-
June 16, 2011	200,000(1)	1.40	June 16, 2016	2,000
Reed Tuckson
December 19, 2013	75,000	2.10	December 19, 2016	-

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $1.41 on February 28, 2014.
(1)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

NeuroBioPharm

The following tables provide information on the number and value of outstanding NeuroBioPharm share-based, option-based and call-option-based awards held by non-executive directors of the Corporation at the end of the financial year ended February 28, 2014. NeuroBioPharm’s options and warrants were awarded and transferred to such directors as compensation for additional responsibilities and workload attributable to NeuroBioPharm.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards not paid-out or distributed ($)
Ronald Denis	16,667	1,667	N/A
Valier Boivin	6,667	667	N/A
Daniel Perry	6,667	667	N/A
Harland Waksal(1)	37,500	3,750	N/A

(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2014 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(1)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

Option-Based Awards

Name / Grant Date	Number of class A subordinate-voting shares underlying unexercised warrants	Options exercise price ($)	Options expiration date	Value of unexercised in-the-money Warrants(*) ($)
Ronald Denis
May 25, 2011	11,250	0.50	May 25, 2016	-
Daniel Perry
May 25, 2011	11,250	0.50	May 25, 2016	-

(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2014 given the absence of a reference for a market value for NeuroBioPharm’s shares.

Warrant-Based Awards

Name / Grant Date(2)	Number of class A subordinate-voting shares underlying unexercised warrants(2)	Warrants exercise price ($)(2)	Warrants expiration date(2)	Value of unexercised in- the-money Warrants(1) ($)
Ronald Denis
April 11, 2012(5)	25,000	0.75	April 12, 2016	-
April 12, 2011	115,003	0.40	April 12, 2016	-
April 12, 2011 (3)	28,751	0.53	April 12, 2016	-
April 12, 2011(4)	86,252	0.66	April 12, 2016	-
Daniel Perry
April 11, 2012(5)	25,000	0.75	April 12, 2016	-
April 12, 2011	115,003	0.40	April 12, 2016	-
April 12, 2011 (3)	28,751	0.53	April 12, 2016	-
April 12, 2011(4)	28,751	0.66	April 12, 2016	-
Harlan Waksal
April 11, 2012(5)	50,000	0.75	April 12, 2016	-
December 1, 2011(5)	500,000(6)	0.75	April 12, 2016	-
May 11, 2011	150,000(6)	0,47	April 12,2016	-

(1)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2014 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(2)
On April 12, 2011, pursuant to the Reverse-Split and the reorganization of the Corporation’s capital stock, the Corporation exchanged, by mutual agreement with the holders, the Series 4 Warrants and Series 5 Warrants, based on their estimated fair market value, diluted participation and cash contribution, each prior to the rollover, for, respectively, the Series 2011-3 and the Series 2011-2 warrants. Those warrants were issued on April 12, 2011 at their estimated fair market value post rollover, calculated in accordance with the Black & Scholes Model, and having an exercise price of respectively $0.40 and $0.47, each warrant expiring on April 12, 2016, as further described in item 2 of this Circular in the section Particulars of Matters to be Acted Upon.

(3)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.13 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(4)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.26 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(5)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.28 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(6)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

Share-based, Option-based, Warrant-based Awards of the Corporation to the Directors – value vested during the financial year ended on February 28, 2014

The following table sets out the value of share-based awards of the Corporation, Acasti and NeuroBioPharm, and held by non-executive directors of the Corporation that vested during the financial year ended on February 28, 2014:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
	Neptune	Acasti	NeuroBioPharm
Ronald Denis	23,335	10,467	333
Daniel Perry	11,666	-	333
Harlan Waksal	298,166	64,108	1,250
Reed V. Tuckson	-	-	-
Valier Boivin	11,666	5,234	333

The following table sets out the value of stock options, call-options and warrants of the Corporation, Acasti and NeuroBioPharm, and held by non-executive directors of the Corporation that vested during the financial year ended on February 28, 2014:

Name	Option-based, Call-Option-Based and Warrant-Based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
	Neptune	Acasti	NeuroBioPharm
Ronald Denis	3,863	30,875	-
Daniel Perry	3,863	-	-
Harlan Waksal	27,175	381,238	-
Reed V. Tuckson	-	-	-
Valier Boivin	-	-	-

COMPENSATION OF NAMED EXECUTIVE OFFICERS

During the financial year ended February 28, 2014, the Corporation had five Named Executive Officers (as defined below), being, Mr. Henri Harland, the Corporation’s President and Chief Executive Officer (“CEO”), Mr. André Godin, the Corporation’s Chief Financial Officer (“CFO”), Tina Sampalis, the Corporation’s Chief Global Strategy Officer (“CGSO”), Michel Timperio, the Corporation’s Vice President of Global Sales and Xavier Harland, Acasti’s Chief Financial Officer. Mr. Harland resigned as the Corporation’s President and Chief Executive Officer on April 28, 2014.

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion and Analysis

Compensation of executive officers of the Corporation is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance.

During the most recently completed financial year, the Compensation Committee was composed of the following independent members: Dr. Ronald Denis, Mr. Daniel Perry and Mr. Valier Boivin. The Compensation Committee establishes management compensation policies and oversees their general implementation. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metric for measuring success.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields. The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Corporation’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results. These performance goals will therefore take into account (1) the Corporation’s earnings, profit, adjusted EBITDA and their compliance with budgeted results, (2) the Corporation’s share performance during the last completed financial year, and (3) the business development and personal achievements fulfilled by each executive employee, as the case may be. Generally, new stock option grants do not take into account previous grants of options when considering new grants.

The members of senior management are eligible for specific performance compensation bonuses representing a variable percentage of the revenues generated in the six years following the execution of major agreements with strategic partners. The amount to be allocated is determined by the President and Chief Executive Officer, after consultation of the Board of Directors and Compensation Committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

A new compensation plan for some of the Named Executive Officers is being established by the Compensation Committee covering resignation, retirement or any other termination, as well as any change of control and/or change of responsibilities.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation’s values are key to individual compensation decisions.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

The Compensation Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. In March 2014, the Compensation Committee retained the services of Hexarem Inc. (“Hexarem”) to review the Corporation’s executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America. All of the services provided by Hexarem were provided to the Compensation Committee. The Compensation Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Corporation’s directors or executive officers.

The Corporation’s directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for the financial year ended February 28, 2014, the five following components were examined:

(i)	base salary;
(ii)	annual incentive plan, consisting of a cash bonus;
(iii)	share-based executive compensation;
(iv)	grant of stock options of the Corporation;
(v)	grants of call options and transfer of warrants of the subsidiaries, Acasti and NeuroBioPharm; and
(vi)	other elements of compensation, consisting of benefits.

Base Salary

The compensation of the Corporation’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Corporation has a bonus plan for the executive officers, representing a percentage of their base annual salary. The grant of bonus performance is left at the discretion of the Board of Directors upon the recommendation of the Compensation Committee, based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, as more fully described above. Tina Sampalis, Chief Global Strategy Officer, is eligible for up to a 40% bonus of her base annual salary, Mr. André Godin, Chief Financial Officer is eligible for up to a 20% bonus of his base annual salary, and Mr. Michel Timperio, Vice President Global Sales is eligible for up to a 20% bonus of his annual salary. Until his resignation on April 28, 2014, Mr. Henri Harland, former President and CEO of the Corporation was eligible for up to a 50% bonus of his annual base salary.

Share Based Executive Compensation

The grant of stock options by the Corporation and/or the transfer of warrants and/or grant of call-options to Named Executive Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its shareholders.

The Corporation’s Compensation Committee is responsible for overseeing and managing the Stock Option Plan. Grants of options and/or transfers of warrants and/or grant of call-options to Named Executive Officers are approved by the Corporation’s Board of Directors. The terms of the Stock Option plan are described below under the heading “Stock Option Plan” of this Circular.

In addition, the Compensation Committee has recommended that warrants of its subsidiaries Acasti and NeuroBioPharm held by the Corporation and/or call-options on shares of its subsidiaries Acasti and NeuroBioPharm own by the Corporation be awarded to the Named Executive Officers to compensate them for the additional responsibilities and workload resulting from their new duties in the subsidiaries and to align their interest with shareholders’ interest in order to stimulate value creation in the subsidiaries.

On January 30, 2013, the Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved by the shareholders of the Corporation at its 2013 shareholders’ meeting held on June 27, 2013.

Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Corporation does not have any pension plan available for its executives or directors.

Stock Option Plan

The Corporation’s Stock Option Plan was adopted on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009, May 6, 2010, March 21, 2011, May 25, 2011 and May 22, 2013.

The grant of options is part of the long-term incentive component of executive and director compensations and an essential part of compensation. The designated senior executives and directors may participate in the Stock Option Plan, which is designed to encourage optionnees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered.

On May 22, 2013, the Board of Directors approved an amendment to the Stock Option Plan pursuant to which the grant of NeuroBioPharm options under the NeuroBioPharm Stock Option Plan will no longer reduce the number of common shares reserved for issuance under the Corporation’s Stock Option Plan.

Options for common shares of the Corporation representing, from time to time, up to 15% of the outstanding issued common shares of the Corporation then outstanding may be granted by the board of directors of the Corporation pursuant to the Corporation Stock Option Plan. As at the Record Date, there were 11,162,302 common shares reserved for issuance pursuant to the Corporation Stock Options Plan, representing 15% of the common shares of the Corporation issued and outstanding as of the date hereof. As of the date of this Circular, options for up to 7,334,168 common shares of the Corporation have been granted by the Corporation’s board of directors under the Corporation Stock Option Plan.

Not more than 5% of Common Shares issued by the Corporation pursuant to the Stock Option Plan may be granted to any single optionee during a 12 month period (not more than 2% if such optionee is a consultant or an employee providing investor relations services). In addition, the Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of Common Shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of Common Shares of the Corporation issued and outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of Common Shares of the Corporation issued and outstanding.

Options granted under the Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting on no less than a quarterly basis. They are exercisable, subject to vesting, at a price equal to the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

Subject to the approval of the relevant authorities, including the Toronto Stock Exchange if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

Equity Incentive Plan

The following is a summary of important provisions of the Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting the Corporation’s Corporate Secretary.

On January 30, 2013, the Board of Directors adopted a resolution approving the Equity Incentive Plan in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved by the shareholders of the Corporation at its 2013 shareholders’ meeting held on June 27, 2013.

Eligible Persons may participate in the Equity Incentive Plan. “Eligible Persons” under the Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of the Corporation or of a subsidiary. A participant (“Participant”) is an Eligible Person to whom an award has been granted under the Equity Incentive Plan. The Equity Incentive Plan provides the Corporation with the option to grant to Eligible Participants Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Stock-Based Awards.

Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares of the Corporation reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

If, and for so long as the Common Shares are listed on the TSX, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Corporation’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.

The Board shall have the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The Board may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the board of directors may determine prior to the change in control. Further, the board of directors shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.

The Equity Incentive Plan is administered by the Board and the Board has sole and complete authority, in its discretion, to determine the type of Awards under the Equity Incentive Plan relating to the issuance of common shares (including any combination of Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the Board may determine, in accordance with the provisions of the Equity Incentive Plan.

Summary Compensation Table - Named Executive Officers

The following Summary Compensation Tables sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2014.

For compensation related to previous financial years, please refer to the Corporation’s Management Proxy Circular available at www.sedar.com.

Compensation paid by the Corporation to Named Executive Officers

Name and Position	Year ended Feb.28 / 29	Salary ($)			Share-Based Awards ($)			Option-based/Warrant- based /Call-Option-based awards(1)(2) ($)			Annual Incentive plans(3) ($)			All other compensation (4)(5) ($)			Total Compensation ($)
		NEPT	APO	NBP	NEPT(6)	APO(7)	NBP(8)	NEPT(6)	APO(7)	NBP(8)	NEPT	APO	NBP	NEPT	APO	NBP	NEPT	APO	NBP
Henri Harland, CEO and President(9)	2014	214,519	128,712	85,808	820,300	492,180	328,120	199,144	119,487	79,658	-	-	-	-	-	-	1,233,963	740,379	493,586
	2013	231,307	106,402	124,906	-	-	-	1,084,218	368,659	786	-	-	-	-	-	-	1,315,525	475,061	125,692
	2012	230,000	115,000	115,000	-	-	-	-	251,040	3,979	109,000	11,500	54,500	-	-	-	339,000	377,540	173,479
André Godin, Chief Financial Officer	2014	164,096	23,442	46,885	383,530	54,790	109,580	85,785	12,255	24,510				-	-	-	633,411	90,487	180,975
	2013	176,939	25,277	50,554	-	-	-	575,378	120,986	555	-	-	-	-	-	-	752,317	146,263	51,108
	2012	175,000	25,000	50,000	-	-	-	-	125,520	2,852	35,000	-	15,000	-	-	-	210,000	150,520	67,852
Tina Sampalis, Chief Global Strategic Officer	2014	196,000	56,000	28,000	110,425	31,550	15,775	50,488	14,425	7,213	-	-	-	-	-	-	356,913	101,975	50,988
	2013	112,654	194,205	26,987	-	-	-	383,542	167,956	555	-	-	-	-	-	-	496,106	362,161	27,542
	2012	70,000	205,625	74,375	-	-	-	-	182,558	1,964	11,000	28,000	11,000	-	-	-	81,000	416,183	87,339
Michel Timperio, Vice President Global Sales	2014	175,154	9,731	9,731	291,375	16,188	16,188	51,323	2,851	2,851	-	-	-	-	-	-	517,852	28,770	28,770
	2013	206,862	11,492	11,492	-	-	-	306,186	83,978	444	-	-	-	-	-	-	513,047	95,470	11,936
	2012	186,346	9,808	-	-	-	-	-	73,020	135	19,000	1,000	-	-	-	-	205,346	83,828	135
Xavier Harland, Chief Financial Officer of Acasti	2014	23,139	115,693	15,426	69,000	345,000	46,000	17,084	85,421	11,389	-	-	-	-	-	-	109,223	546,114	72,815
	2013	23,608	118,038	15,738	-	-	-	469,524	191,073	444	-	-	-	-	-	-	493,131	309,111	16,182
	2012	22,500	112,500	15,000	-	-	-	-	146,046	866	3,225	39,375	7,400	-	-	-	25,725	297,921	23,266

(1)	None of these compensation-based awards granted by the Corporation for the year 2013 and 2014 are currently in-the-money. See “Outstanding Share Based Awards for Name Executive Officers” below.

(2)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(3)	For the period ended on February 29, 2012, the bonuses presented are calculated on the basis on what was payable as of their respective year end.

(4)	The directors do not receive pension benefits, perquisites or other annual compensation.

(5)
The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary, for 2014, 2013 or 2012.

(6)
For the period ended on February 28, 2014, the fair market value of the June 21, 2013 call-option based awards of the Corporation is based on a fair value of (i) $1.14 per Acasti call-option granted to Mr. Michel Timperio and Mr. Xavier Harland, $1.22 per Acasti call-option granted to Mr. Henri Harland and Mr. André Godin, and $1.43 per Acasti call-option granted to Ms. Tina Sampalis; (ii) $0.0031 per NeuroBioPharm call-option granted to Mr. Michel Timperio and Mr. Xavier Harland, $0.0049 per NeuroBioPharm call-option granted to Mr. Henri Harland and Mr. André Godin, and $0.0084 per NeuroBioPharm call-option granted to Ms. Tina Sampalis.

For the period ended on February 28, 2014, the fair market value of the June 21, 2013 share-based awards of the Corporation is based on a fair value of $3.32 per restricted share unit (“RSU”) granted to all NEOs.

For the period ended on February 28, 2013, (i) the fair market value of the April 11, 2012 option-based awards of the Corporation is based on a fair value of $1.10 per option granted to Mrs. Tina Sampalis, $1.65 per option granted to Mr. Xavier Harland and $1.23 per option granted to the other NEOs; (ii) the fair market value of the December 3, 2012 option-based awards of the Corporation is based on a fair value of $1.17 per option granted to Mrs. Tina Sampalis, $1.76 per option granted to Mr. Xavier Harland and $1.20 per option granted to the other NEOs.

For the period ended on February 28, 2013, the fair market value of the December 3, 2012 call-option based awards of the Corporation is based on a fair value of (i) $1.40 per Acasti call-option granted to every NEO, and (ii) $0.0036 per NeuroBioPharm call-option granted to Mrs. Tina Sampalis and Mr. Xavier Harland, and $0.0042 per NeuroBioPharm call-option granted to Mr. André Godin and Mr. Henri Harland.

(7)
For the period ended on February 28, 2014, the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $2.89per restricted share unit (“RSU”) granted to all NEOs.

For the period ended on February 28, 2013, the fair market value of the April 11, 2012 Acasti option-based awards is based on a fair value of $1.12 per option granted to Mrs. Tina Sampalis, $0.96 per option granted to Mr. Xavier Harland, $1.21 per option granted to Mr. André Godin and $1.23 per option granted to Mr. Henri Harland.

For the period ended on February 29, 2012, (i) the fair market value of the June 16, 2011 Acasti option-based awards is based on a fair value of $0.73 per option granted to Mrs. Tina Sampalis, Mr. Michel Timperio and Mr. Xavier Harland, $0.84 per option granted to Mr. Henri Harland, Mr. André Godin.

(8)
For the period ended on February 28, 2014, the fair market value of the June 21, 2013 NeuroBioPharm share-based awards is based on a fair value of $0.10per restricted share unit (“RSU”) granted to all NEOs.

For the period ended on February 28, 2013, the fair market value of the April 11, 2012 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0045 per NeuroBioPharm warrant transferred to Mr. Henri Harland, and $0.0111 per NeuroBioPharm warrant transferred to Mr. André Godin, Mr. Xavier Harland and Ms. Tina Sampalis.

For the period ended February 29, 2012, (i) the fair market value of the April 12, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0075 per NeuroBioPharm warrant transferred to Mr. Henri Harland and Mr. André Godin, $0.0047 per NeuroBioPharm warrant transferred to Mr. Xavier Harland, Mr. Michel Timperio and Ms. Tina Sampalis; (ii) the fair market value of the May 25, 2011 NeuroBioPharm option-based awards of the Corporation is based on a fair value of $0.0265 per NeuroBioPharm option granted to Mr. Henri Harland and Mr. André Godin, $0.0155 per NeuroBioPharm option granted to Mr. Xavier Harland and Ms. Tina Sampalis.

(9)	Mr. Harland resigned as President and Chief Executive Officer on April 28, 2014.

Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Named Executive Officers

The Corporation

The following tables provide information on the number and value of the outstanding share-based, option-based and call-option-based awards held by Named Executive Officer at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 28, 2014. As of February 28, 2014, there were no share-based awards granted to NEOs under the Corporation’s Equity Incentive Plan.

Share-Based Awards

Named Executive Officer	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards not paid-out or distributed ($)
Henri Harland(1)	173,334	497,469	N/A
André Godin	80,000	229,600	N/A
Tina Sampalis	22,500	64,575	N/A
Michel Timperio	50,000	143,500	N/A
Xavier Harland	33,333	95,663	N/A

(*)	Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX of $2,87 on February 28, 2014.
(1)	Mr. Harland resigned as President and Chief Executive Officer on April 28, 2014.

Call-options on Class A subordinate shares of NeuroBioPharm held by the Corporation were awarded to each NEO to compensate, in part, for the reduction of their compensation during the last quarter of FY2013.

Option-Based Awards

Name / Grant Date	Number of common shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(*) ($)
Henri Harland(1)
December 3, 2012	270,000	2.90	December 3, 2015	-
April 11, 2012	275 000	3.15	April 11, 2015	-
February 28, 2011	225,000	2.50	February 28, 2014(2)	83,250
André Godin
December 3, 2012	150,000	2.90	December 3, 2015	-
April 11, 2012	150 000	3.15	April 11, 2015	-
February 28, 2011	150,000	2.50	February 28, 2014(2)	55,500
Tina Sampalis
December 3, 2012	100,000	2.90	December 3, 2015	-
April 11, 2012	50 000	3.15	April 11, 2015	-
February 28, 2011	100,000	2.50	February 28, 2014(2)	37,000
Michel Timperio
December 3, 2012	150,000	2.90	December 3, 2015	-
April 11, 2012	75 000	3.15	April 11, 2015	-
February 28, 2011	25,000	2.50	February 28, 2014(2)	9,250
Xavier Harland
December 3. 2012	100,000	2.90	December 3, 2015	-
April, 11, 2012	50 000	3.15	April 11, 2015	-
February 28, 2011	50,000	2.50	February 28, 2014(2)	18,500

(*)	Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX of $2.87 on February 28, 2014.
(1)	Mr. Harland resigned as President and Chief Executive Officer on April 28, 2014.
(2)
Due to the fact that the options expired during a trading black-out period, the options will expire ten business days after the trading black-out period is lifted by the Corporation in accordance with the provisions of the Corporation’s stock option plan.

Call-Option Based Awards

Name / Grant Date	Number type of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(*) ($)
Henri Harland(1)
October 1, 2013(2)	961,250 Class A Shares of Acasti	0.25	October 1, 2017	1,115,050
June 21, 2013	325,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	325,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
December 3, 2012	300,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	550,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-
André Godin
October 1, 2013(2)	650,000 Class A Shares of Acasti	0.25	October 1, 2017	754,000
June 21, 2013	100,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	100,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
December 3, 2012	150,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	250,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-
Tina Sampalis
October 1, 2013(2)	876,250 Class A Shares of Acasti	0.25	October 1, 2017	1,016,450
June 21, 2013	50,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	50,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
December 3, 2012	150,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	175,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-

Michel Timperio
June 21, 2013	50,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	50,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
December 3, 2012	100,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	200,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-
Xavier Harland
October 1, 2013(2)	113,750 Class A Shares of Acasti	0.25	October 1, 2017	131,950
June 21, 2013	100,000 Class A Shares of Acasti	3.00	June 21, 2017	-
June 21, 2013	50,000 Class A Shares of NeuroBioPharm	1.00	June 21, 2017	-
December 3, 2012	150,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	125,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $1.41 on February 28, 2014.
(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2014 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(1)	Mr. Harland resigned as President and Chief Executive Officer on April 28, 2014.
(2)	Acasti call-options issued in exchange of warrants previously issued by Acasti having an expiry date of October 8, 2013.

Acasti

The following tables provide information on the number and value of the outstanding share-based, option-based and call-option-based awards held by Named Executive Officer at the end of the financial year ended February 28, 2014. Acasti’s options and warrants were awarded and transferred to such Named Executive Officers of the Corporation as compensation for additional responsibilities and workload attributable to Acasti.

Share-Based Awards

Named Executive Officer	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards not paid-out or distributed ($)
Henri Harland(1)	194,167	273,775	N/A
André Godin	37,500	52,875	N/A
Tina Sampalis	22,500	31,725	N/A
Michel Timperio	18,750	26,438	N/A
Xavier Harland	75,000	105,750	N/A

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $1.41 on February 28, 2014.
(1)	Mr. Harland resigned as President and Chief Executive Officer on April 28, 2014.

Option-Based Awards

Name / Grant Date	Number of common shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(*) ($)
Henri Harland(1)
April, 11, 2012	300,000	2.10	April, 11, 2017	-
June 16, 2011	300,000	1.40	June 16, 2016	3,000
October 8, 2008	200,000	0.25	October 8, 2018	232,000
André Godin
April, 11, 2012	100,000	2.10	April, 11, 2017	-
June 16, 2011	150,000	1.40	June 16, 2016	1,500
October 8, 2008	100,000	0.25	October 8, 2018	116,000
Tina Sampalis
April, 11, 2012	150,000	2.10	April, 11, 2017	-
June 16, 2011	250,000	1.40	June 16, 2016	2,500
October 8, 2008	200,000	0.25	October 8, 2018	232,000
Michel Timperio
April, 11, 2012	75,000	2.10	April, 11, 2017	-
June 16, 2011	100,000	1.40	June 16, 2016	1,000
October 8, 2008	25,000	0.25	October 8, 2018	29,000
Xavier Harland
April, 11, 2012	200,000	2.10	April, 11, 2017	-
June 16, 2011	200,000	1.40	June 16, 2016	2,000
October 8, 2008	50,000	0.25	October 8, 2018	58,000

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $1.41 on February 28, 2014.
(1)	Mr. Harland resigned as President and Chief Executive Officer on April 28, 2014.

NeuroBioPharm

The following tables provide information on the number and value of the outstanding share-based, option-based and call-option-based awards held by Named Executive Officer at the end of the financial year ended February 28, 2014. NeuroBioPharm’s options and warrants were awarded and transferred to such Named Executive Officers of the Corporation as compensation for additional responsibilities and workload attributable to NeuroBioPharm.

Share-Based Awards

Named Executive Officer	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards not paid-out or distributed ($)
Henri Harland(1)	194,167	19,417	N/A
André Godin	37,500	3,750	N/A
Tina Sampalis	22,500	2,250	N/A
Michel Timperio	18,750	1,875	N/A
Xavier Harland	37,500	3,750	N/A

(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2014 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(1)	Mr. Harland resigned as President and Chief Executive Officer on April 28, 2014.

Option-Based Awards

Name / Grant Date	Number of class A subordinate-voting shares underlying unexercised options	Options exercise price ($)	Options expiration date	Value of unexercised in-the-money options(*) ($)
Henri Harland
May 25, 2011	101,250	0.50	May 25, 2016	-
André Godin
May 25, 2011	75,000	0.50	May 25, 2016	-
Tina Sampalis
May 25, 2011	75,000	0.50	May 25, 2016	-
Xavier Harland
May 25, 2011	30,000	0.50	May 25, 2016	-

(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2014 given the absence of a reference for a market value for NeuroBioPharm’s shares.

Warrant-Based Awards

Name / Grant Date(2)	Number of class A subordinate-voting shares underlying unexercised warrants(2)	Warrants exercise price(2) ($)	Warrants expiration date(2)	Value of unexercised in-the-money warrants(1) ($)
Henri Harland
April 11, 2012	287,531	0.40	April 12, 2016	-
April 12, 2011(3)	201,254	0.53	April 12, 2016	-
April 12, 2011(4)	172,504	0.66	April 12, 2016	-
April 12, 2011(5)	175,000	0.75	April 12, 2016	-
André Godin
April 11, 2012	283,768	0.40	April 12, 2016	-
April 12, 2011(3)	115,003	0.53	April 12, 2016	-
April 12, 2011(4)	115,003	0.66	April 12, 2016	-
April 12, 2011(5)	50,000	0.75	April 12, 2016	-
Tina Sampalis
April 11, 2012	1,437,531	0.40	April 12, 2016	-
April 12, 2011(3)	201,254	0.53	April 12, 2016	-
April 12, 2011(4)	172,504	0.66	April 12, 2016	-
April 12, 2011(5)	50,000	0.75	April 12, 2016	-
Michel Timperio
April 11, 2012	86,252	0.40	April 12, 2016	-
April 12, 2011(3)	103,252	0.53	April 12, 2016	-
April 12, 2011(4)	28,751	0.66	April 12, 2016	-
April 12, 2011(5)	40,000	0.75	April 12, 2016	-

Xavier Harland
April 11, 2012	172,504	0.40	April 12, 2016	-
April 12, 2011(3)	34,501	0.53	April 12, 2016	-
April 12, 2011(4)	86,252	0.66	April 12, 2016	-
April 12, 2011(5)	40,000	0.75	April 12, 2016	-

(1)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2014 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(2)
On April 12, 2011, pursuant to the Reverse-Split and the reorganization of the Corporation’s capital stock, the Corporation exchanged, by mutual agreement with the holders, the Series 4 Warrants and Series 5 Warrants, based on their estimated fair market value, diluted participation and cash contribution, each prior to the rollover, for, respectively, the Series 2011-3 and the Series 2011-2 warrants. Those warrants were issued on April 12, 2011 at their estimated fair market value post rollover, calculated in accordance with the Black & Scholes Model, and having an exercise price of respectively $0.40 and $0.47, each warrant expiring on April 12, 2016.

(3)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.13 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(4)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.26 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(5)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.28 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

Share-based, Option-based, Call-Option-based and Warrant-based Awards of the Corporation, Acasti and NeuroBioPharm to the Named Executive Officers – value vested during the financial year ended on February 28, 2014

The following table sets out the value of share-based awards of the Corporation, Acasti and NeuroBioPharm, and held by the Named Executive Officers of the Corporation that vested during the financial year ended on February 28, 2014:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
	Neptune	Acasti	NeuroBioPharm
Henri Harland	303,331	103,358	6,583
André Godin	140,000	19,625	1,250
Tina Sampalis	8,750	3,925	250
Michel Timperio	87,500	9,813	625
Xavier Harland	58,335	39,250	1,250

The following table sets out the value of stock options, call-options and warrants of the Corporation, Acasti and NeuroBioPharm, and held by the Named Executive Officers of the Corporation that vested during the financial year ended on February 28, 2014:

Name	Option-based, Call-Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
	Neptune	Acasti	NeuroBioPharm
Henri Harland	43,238	117,875	-
André Godin	23,625	61,750	-
Tina Sampalis	8,625	86,700	-
Michel Timperio	12,938	35,850	-
Xavier Harland	8,625	93,500	-

Acasti Stock Option Plan

Acasti’s stock option plan (the “Acasti Stock Option Plan”) was approved by the board of directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009, March 21, 2011 and May 22, 2013.

The Acasti Stock Option Plan was adopted to ensure that Acasti and its shareholders benefit from incentive participation through the holding of shares of Acasti by directors, officers, employees and consultants of Acasti, as designated by the board of directors of Acasti.

On May 22, 2013, the board of directors of Acasti approved an amendment to the Acasti Stock Option Plan in order to comply with the revised regulations of the TSX Venture Exchange governing stock option plans. This amendment was approved by the shareholders of Acasti at its 2013 shareholders’ meeting held on June 27, 2013.

The Acasti Stock Option Plan is administered by the board of directors of Acasti, which will determine, inter alia, the number of common shares of Acasti covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Acasti Stock Option Plan. The compensation committee of Acasti is responsible for overseeing and managing the Acasti Stock Option Plan. All grants of options to executives are approved by the board of directors of Acasti.

Options for common shares of Acasti representing, from time to time, up to 10% of the outstanding issued common shares of Acasti then outstanding may be granted by the board of directors of Acasti pursuant to the Acasti Stock Option Plan. As at the Record Date, there are 10,586,217 common shares reserved for issuance pursuant to the Acasti Stock Options Plan, representing 10% of the common shares of Acasti issued and outstanding as of the date hereof. As of the date of this Circular, options for up to 4,911,000 common shares of Acasti have been granted by the Acasti’s board of directors under the Acasti Stock Option Plan.

Pursuant to the Acasti Stock Option Plan, the number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the issued and outstanding common shares of Acasti. In addition, the Acasti Stock Option Plan, together with any other share-based compensation plan that may be established by Acasti or any options already granted by Acasti will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of common shares (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding common shares of Acasti; or (B) a related person and the associates of such related person, in excess of 5% of the outstanding common shares of Acasti, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding common shares of Acasti, or (B) an insider, in excess of 5% of the outstanding common shares of Acasti.

The options are non-transferable and may be exercised during the period determined by the board of directors of Acasti, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with Acasti or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX Venture Exchange if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the board of directors of Acasti has the right to amend or terminate the Acasti Stock Option Plan. However, unless option holders consent to the amendment or termination of the Acasti Stock Option Plan in writing, any such amendment or termination of the Acasti Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Acasti Stock Option Plan.

The Acasti Stock Option Plan must be approved each year by the shareholders of Acasti at its annual meeting.

Acasti Equity Incentive Plan

The following is a summary of important provisions of the equity incentive plan of Acasti (the “Acasti Equity Incentive Plan”). It is not a comprehensive discussion of all of the terms and conditions of the Acasti Equity Incentive Plan. Readers are advised to review the full text of the Acasti Equity Incentive Plan to fully understand all terms and conditions of the Acasti Equity Incentive Plan. A copy of the Acasti Equity Incentive Plan can be obtained by contacting Acasti’s Corporate Secretary.

On May 22, 2013, the Acasti Equity Incentive Plan was adopted by the board of directors of Acasti in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of Acasti. The adoption of the Acasti Equity Incentive Plan was approved by the shareholders of Acasti at its 2013 shareholders’ meeting held on June 27, 2013.

Eligible Persons may participate in the Acasti Equity Incentive Plan. “Eligible Persons” under the Acasti Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Acasti Equity Incentive Plan) of Acasti or of a subsidiary. A participant (“Participant”) is an Eligible Person to whom an award has been granted under the Acasti Equity Incentive Plan. The Acasti Equity Incentive Plan provides Acasti with the option to grant to Eligible Participants Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Stock-Based Awards.

Subject to the adjustment provisions provided for in the Acasti Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of common shares of Acasti reserved for issuance pursuant to awards granted under the Acasti Equity Incentive Plan will be equal to a number that (A) if, and for so long as the common shares of Acasti are listed on the TSXV, shall not exceed either (i) 1,829,282 common shares of Acasti, and (ii) 10% of the issued and outstanding common shares of Acasti, which number shall include common shares of Acasti issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the common shares of Acasti are listed on the TSX, shall not exceed 2.5% of the issued and outstanding common shares of Acasti from time to time.

If, and for so long as the common shares of Acasti are listed on the TSXV, no more than 5% of the issued and outstanding common shares of Acasti may be granted to any one individual Participant in any 12 month period (unless Acasti has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding common shares of Acasti may be granted to any one consultant or employee conducting investor relations activities in any 12 month period.

If, and for so long as the common shares of Acasti are listed on the TSX, the number of common shares of Acasti (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Acasti Equity Incentive Plan, or when combined with all of Acasti’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding common shares of Acasti on a non-diluted basis.

The board of directors of Acasti shall have the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The board of directors of Acasti may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the board of directors of Acasti may determine prior to the change in control. Further, the board of directors of Acasti shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.

The Acasti Equity Incentive Plan is administered by the board Acasti and the board has sole and complete authority, in its discretion, to determine the type of awards under the Acasti Equity Incentive Plan relating to the issuance of common shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the board may determine, in accordance with the provisions of the Acasti Equity Incentive Plan.

NeuroBioPharm Stock Option Plan

On May 25, 2011, the board of directors of NeuroBioPharm approved the stock option plan for members of the board of directors, the executive officers, the employees and the consultants of NeuroBioPharm (the “NeuroBioPharm Stock Option Plan”). The NeuroBioPharm Stock Option Plan was adopted to ensure that NeuroBioPharm and its shareholders benefit from incentive participation through the holding of shares of NeuroBioPharm by directors, officers, employees and consultants of NeuroBioPharm, as designated by the board of directors of NeuroBioPharm.

On May 22, 2013, the board of directors of NeuroBioPharm approved an amendment to the NeuroBioPharm Stock Option Plan pursuant to which, amongst other things, the NeuroBioPharm Stock Option Plan and the grant of any NeuroBioPharm options under the NeuroBioPharm Stock Option Plan will no longer be subject to the annual approval of the Corporation’s disinterested Shareholders at its annual and special meeting of the Shareholders. In addition, the amendments to the NeuroBioPharm Stock Option Plan have provided for an increase in the aggregate number of Class A subordinate voting shares reserved for issuance pursuant to options. Under the amended NeuroBioPharm Stock Option Plan, the aggregate number of Class A subordinate voting shares reserved for issuance pursuant to options is set at a maximum of 10 % of the issued and outstanding voting shares of NeuroBioPharm, from time to time. The amendments to the NeuroBioPharm Stock Option Plan were approved by the shareholders of NeuroBioPharm at its 2013 shareholders’ meeting held on June 27, 2013.

The NeuroBioPharm Stock Option Plan is administered by the board of directors of NeuroBioPharm, which will determine, inter alia, the number of Class A subordinate voting shares of NeuroBioPharm covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the NeuroBioPharm Stock Option Plan. The compensation committee of NeuroBioPharm is responsible for overseeing and managing the NeuroBioPharm Stock Option Plan. All grants of options to executives are approved by the board of directors of NeuroBioPharm.

Options for common shares of NeuroBioPharm representing, from time to time, up to 10% of the outstanding issued common shares of NeuroBioPharm then outstanding may be granted by the board of directors of NeuroBioPharm pursuant to the NeuroBioPharm Stock Option Plan. As at the Record Date, there are 870,735 common shares reserved for issuance pursuant to the NeuroBioPharm Stock Options Plan, representing 10% of the common shares of NeuroBioPharm issued and outstanding as of the date hereof. As of the date of this Circular, options for up to 584,501 common shares of NeuroBioPharm have been granted by the NeuroBioPharm board of directors under the NeuroBioPharm Stock Option Plan.

The number of options granted to a consultant or to a person the services of whom are retained for investor relations purposes shall not exceed, for any 12 month period, more than 2% of the outstanding and issued voting shares of NeuroBioPharm. In addition, the NeuroBioPharm Stock Option Plan, together with any other share-based compensation plan that may be established by NeuroBioPharm or any options already granted by NeuroBioPharm will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding voting shares of NeuroBioPharm; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding voting shares of NeuroBioPharm, or (ii) the number of Class A subordinate voting shares, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding voting shares of NeuroBioPharm, or (B) an insider, in excess of 5% of the outstanding voting shares of NeuroBioPharm.

The options are non-transferable and may be exercised during the period determined by the board of directors of NeuroBioPharm, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with NeuroBioPharm or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX Venture Exchange if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the board of directors of NeuroBioPharm has the right to amend or terminate the NeuroBioPharm Stock Option Plan. However, unless option holders consent to the amendment or termination of the NeuroBioPharm Stock Option Plan in writing, any such amendment or termination of the NeuroBioPharm Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the NeuroBioPharm Stock Option Plan.

NeuroBioPharm Share Bonus Plan

The following is a summary of important provisions of the share bonus plan of NeuroBioPharm (the “NeuroBioPharm Share Bonus Plan”). It is not a comprehensive discussion of all of the terms and conditions of the NeuroBioPharm Share Bonus Plan. Readers are advised to review the full text of the NeuroBioPharm Share Bonus Plan to fully understand all terms and conditions of the NeuroBioPharm Share Bonus Plan. A copy of the NeuroBioPharm Share Bonus Plan can be obtained by contacting NeuroBioPharm’s Corporate Secretary.

On May 22, 2013, the NeuroBioPharm Share Bonus Plan was adopted by the board of directors of NeuroBioPharm in order to, amongst other things, provide NeuroBioPharm with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of NeuroBioPharm. The adoption of the NeuroBioPharm Share Bonus Plan was approved by the shareholders of NeuroBioPharm at its 2013 shareholders’ meeting held on June 27, 2013.

Eligible Persons may participate in the NeuroBioPharm Share Bonus Plan. “Eligible Persons” under the NeuroBioPharm Share Bonus Plan consist of any director, officer, employee or consultant (as defined in the NeuroBioPharm Share Bonus Plan) of NeuroBioPharm or of a subsidiary. A participant (“Participant”) is an Eligible Person to whom an award has been granted under the NeuroBioPharm Share Bonus Plan. The NeuroBioPharm Share Bonus Plan provides NeuroBioPharm with the option to grant to Eligible Participants Bonus Shares.

Subject to the adjustment provisions provided for in the NeuroBioPharm Share Bonus Plan and the applicable rules and regulations of all regulatory authorities to which NeuroBioPharm is subject (including any stock exchange), the total number of Class A Subordinate Voting Shares of NeuroBioPharm reserved for issuance pursuant to Awards granted under the NeuroBioPharm Share Bonus Plan will be equal to a number that (A) if, and for so long as the Class A Subordinate Voting Shares are not listed on any stock exchange or are listed on the TSXV, shall not exceed either (i) 925,025 Class A Subordinate Voting Shares, and (ii) 10% of the issued and outstanding Voting Shares, which number shall include Class A Subordinate Voting Shares issuable pursuant to the Stock Option Plan, or (B) if, and for so long as the Class A Subordinate Voting Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Voting Shares from time to time.

If, and for so long as the Class A Subordinate Voting Shares are not listed on any stock exchange or are listed on the TSXV, no more than 5% of the issued and outstanding Class A Subordinate Voting Shares may be granted to any one individual Participant in any 12 month period (unless NeuroBioPharm has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding Class A Subordinate Voting Shares may be granted to any one consultant or employee conducting investor relations activities in any 12 month period.

If, and for so long as the Class A Subordinate Voting Shares are listed on the TSX, the number of Class A Subordinate Voting Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the NeuroBioPharm Share Bonus Plan, or when combined with all of NeuroBioPharm’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Class A Subordinate Voting Shares on a non-diluted basis.

The NeuroBioPharm Share Bonus Plan is administered by the board of NeuroBioPharm and the board has sole and complete authority, in its discretion, to grant bonus shares under the NeuroBioPharm Share Bonus Plan relating to the issuance of Class A subordinate voting shares in such amounts, to such persons and under such terms and conditions as the board may determine, in accordance with the provisions of the NeuroBioPharm Share Bonus Plan.

Performance Graph

On February 28, 2014, the closing price of the common shares of the Corporation on the TSX was $2.87 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, made on February 28, 2008 on the Exchange, compared with the total return of the S&P and TSX Composite Index for the period shown on this graph.

Note: Transition from TSX Venture Exchange to the TSX on November 30, 2011

The Compensation Committee in charge of compensation considers a number of factors and performance elements when determining compensation for the Directors and the NEOs. Although total cumulative shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and executive compensation levels is not anticipated.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 28, 2014 the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Corporation’s Stock Option Plan and Equity Incentive Plan.

Corporation

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options, warrants and rights		(B) Weighted average exercise price of outstanding options, warrants and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares)
Equity compensation plans approved by security holders	Stock Option Plan(1)	7,334,168	3.20	3,828,134
	Equity Incentive Plan(2)	739,918	N/A	669,388
Equity compensation plans not approved by security holders	N/A		N/A	N/A
Total	8,074,086		N/A	4,497,522

(1)	Please refer to Section “Stock Option Plan” on page 18 of this Circular for a description of the principal terms of the Stock Option Plan.
(2)	Please refer to Section “Equity Incentive Plan” on page 18 of this Circular for a description of the principal terms of the Stock Option Plan.

Acasti

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options, warrants and rights		(B) Weighted average exercise price of outstanding options, warrants and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares of Acasti)
Equity compensation plans approved by security holders,	Stock Option Plan(1)	4,911,000	1.57	5,675,217
	Equity Incentive Plan(2)	775,001	N/A	769,282
Equity compensation plans not approved by security holders	N/A		N/A	N/A
Total	5,686,001		N/A	5,675,217 (3)

(1)	Please refer to Section “Acasti Stock Option Plan” on page 28 of this Circular for a description of the principal terms of the Stock Option Plan.
(2)	Please refer to Section “Acasti Equity Incentive Plan” on page 28 of this Circular for a description of the principal terms of the Stock Option Plan.
(3)
Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

NeuroBioPharm

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options, warrants and rights		(B) Weighted average exercise price of outstanding options, warrants and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Class A subordinate voting shares of NeuroBioPharm)
Equity compensation plans approved by security holders	Stock Option Plan(1)	495,000	1.57	375,735
	Equity Incentive Plan(2)	584,501	N/A	925,025
Equity compensation plans not approved by security holders	N/A		N/A	N/A
Total	1,079,501		N/A	925,025

(1)	Please refer to Section “NeuroBioPharm Stock Option Plan” on page 29 of this Circular for a description of the principal terms of the Stock Option Plan.
(2)	Please refer to Section “NeuroBioPharm Share Bonus Plan” on page 30 of this Circular for a description of the principal terms of the Stock Option Plan.
(3)
Subject to the adjustment provisions provided for in the NeuroBioPharm Share Bonus Plan and the applicable rules and regulations of all regulatory authorities to which NeuroBioPharm is subject (including any stock exchange), the total number of Class A Subordinate Voting Shares of NeuroBioPharm reserved for issuance pursuant to Awards granted under the NeuroBioPharm Share Bonus Plan will be equal to a number that (A) if, and for so long as the Class A Subordinate Voting Shares are not listed on any stock exchange or are listed on the TSXV, shall not exceed either (i) 925,025 Class A Subordinate Voting Shares, and (ii) 10% of the issued and outstanding Voting Shares, which number shall include Class A Subordinate Voting Shares issuable pursuant to the Stock Option Plan, or (B) if, and for so long as the Class A Subordinate Voting Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Voting Shares from time to time.

PENSION PLAN

The Corporation does not have a pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

On March 1, 2013, Neptune and Mr. Henri Harland entered into a three (3) year executive employment agreement (the “Employment Agreement”), subject to automatic renewal, providing that Mr. Harland shall perform the functions of President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. The agreement was further amended on June 21, 2013. The agreement provides termination and change of control provisions which are summarized as follows.

The Employment Agreement provides that it can be terminated: (i) automatically upon death of the employee, in which case Neptune will award, to the estate of the deceased, compensation equal to half of the highest annual employment income (as defined in the Employment Agreement) (“Annual Income”) earned in the previous three years; (ii) by written consent of the parties, in which case Neptune shall pay the employee, in one lump sum payment, a minimum amount equal to the highest Annual Income earned in the previous three years; (iii) by the employee at any time and for any reason, upon prior written notice of two (2) months, in which case Neptune shall pay the employee an amount agreed upon by mutual consent, but at least equal to the highest Annual Income earned in the previous three years, and in addition, Neptune shall grant in the favour of the employee 250,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 500,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm, each with an expiration date of five (5) years from the date of grant, each block of 500,000 call options shall be exercisable at the market price at the date of grant or the date of termination, the whole as recognition for years of service, but should the Employment Agreement be terminated by Neptune, for any other reason than for cause, Neptune shall pay twice the amount and grants contemplated hereof; (iii) by Neptune, if the employee breaches the agreement and there is a just cause to terminate the agreement, without notice or indemnity to the employee.

The employee may, within one hundred twenty (120) days of the occurrence of “fundamental change” as defined in the Employment Agreement (which includes a reduction of salary or of the responsibilities or functions of the employee, the sale or exchange of all or substantially all of the assets of Neptune outside of the ordinary course of business or a change of control of Neptune), voluntarily terminate his employment by giving Neptune thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the Employment Agreement by Neptune for any reason other than just cause, as described above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the financial year ended February 28, 2014 a director, executive officer or senior officer of the Corporation or a subsidiary thereof, and no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of April 30, 2014 indebted to the Corporation or a subsidiary of the Corporation, nor is, or was as of April 30, 2014 any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, other than as set forth below, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation or its subsidiaries, or in any matter to be acted upon at this Meeting.

In 2001, the Corporation entered into an agreement with a corporation controlled by the former President and Chief Executive Officer of the Corporation, Mr. Henri Harland, to pay it royalties on a semi-annual basis for an amount equal to 1% of the Corporation’s annual revenues, for an unlimited period. The amount to be paid annually may not exceed the Corporation’s net earnings before interest, taxes and amortization. For the financial year ended February 28, 2014, $411,589 in royalties on sales is payable in cash.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions with the Corporation and its subsidiaries, subject to the relevant provisions of the Business Corporations Act (Quebec) (RS.Q c. S-31.1). The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $50,000 deductible per event for the Corporation’s directors and officers as a whole. The premium paid by the Corporation for the current year of coverage is of $115,000.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation’s procedures for internal control with the Corporation’s auditor and Chief Financial Officer; (ii) reviewing and approving the engagement of the auditor; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation’s annual information form and management’s discussion and analysis; (iv) assessing the Corporation’s financial and accounting personnel; (v) assessing the Corporation’s accounting policies; (vi) reviewing the Corporation’s risk management procedures; and (vii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation.

The Audit Committee has direct communication channels with Neptune’s Chief Financial Officer and the external auditor of Neptune to discuss and review such issues as the Audit Committee may deem appropriate.

The Audit Committee is comprised of Mr. Valier Boivin, who acts as Chair of the Committee, Dr. Ronald Denis and Mr. Daniel Perry. Each of these individuals is “financially literate” and “independent” within the meaning of NI 52-110. Mr. Perry is not a nominee for election as a director for the ensuing year. For more information on the expertise and experience of each member, please refer to the “Report on the Audit Committee” section of the Corporation’s annual information form.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

Independent directors.

As of the date of this Circular, the Board of Directors considers that Dr. Ronald Denis, Mr. Daniel Perry, Mr. Valier Boivin and Dr. Reed V. Tuckson are “independent” within the meaning of NI 52-110, as it applies to the Board of Directors. The Board also considers that Mr. Jerald J. Wenker, John Moretz, Pierre Fitzgibbon and Adrian Montgomery, each a nominee for election as a director, is “independent” within the meaning of NI 52-110, as it applies to the Board of Directors. Mr. Perry is not a nominee for election as a director for the ensuing year.

Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland and Mr. Harland Waksal are not “independent” within the meaning of NI52-110, as it applies to the Board of Directors in that they are or were executive officers and employees of the Corporation during the most recently completed fiscal year.

Majority of directors will be independent.

As of the date of this Circular, the Board of Directors considers that currently four out of six members of the Board of Directors are independent within the meaning of NI52-110, as it applies to the Board of Directors. Upon the election of the proposed directors, six of the eight members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors, and a majority of the directors will therefore be independent. Further, the Corporation intends to appoint one additional “independent” member to its Board, which additional director would not be a director of Acasti or NeuroBioPharm.

Mr. Harland, Dr. Denis, Mr. Boivin, Dr. Waksal and Dr. Tuckson serve on the Board of Directors of Acasti. Mr. Perry, Mr. Harland, Dr. Denis and Mr. Boivin also serve on the Board of Directors of NeuroBioPharm. Mr. Harland and Mr. Perry are not nominees for election as a director for the ensuing year.

Independent directors do not hold regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, do hold such meeting.

Attendance record of directors for Board meetings.

Since the beginning of fiscal year ended February 28, 2014, the Board of Directors has held five (5) meetings. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance
Ronald Denis(*)	5/5	-
Valier Boivin	3/5	-
Daniel Perry	-	4/5
Henri Harland	5/5	-
Harlan Waksal	3/5	-
Reed V. Tuckson (1)	1/1	-

(*)	Chairman of the Board of Directors
(1)	Dr. Tuckson was appointed on the Board of Directors of the Corporation on November 5, 2013.

Dr. Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

BOARD MANDATE

How the Board delineates its role and responsibilities

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

POSITION DESCRIPTIONS

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

How the Board delineates the role and responsibilities of the CEO

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer’s objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer’s presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer’s objectives for the Corporation on an annual basis

ORIENTATION AND CONTINUING EDUCATION

Measures the Board takes to orient new directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation’s business.

Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

ETHICAL BUSINESS CONDUCT

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Quebec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Quebec) (L.R.Q., c. S-31), a director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based the Board Selection Committee’s recommendation, on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its shareholders. The Corporation researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates. In the case of serving directors whose term is expiring, the Corporation will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Corporation during his term.

The Corporation may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Corporation will consider all such written recommendation made by shareholders received by the Corporation secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Corporation and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the shareholders, for the annual meeting of the Corporation.

The Board of Directors does not have a nominating committee.

Compensation

The Compensation Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining compensation. With respect to the compensation of the Corporation’s officers, see “Report on Executive Compensation” above.

The Compensation Committee is only composed of independent members within the meaning of NI52-110. The members of the Compensation Committee are Dr. Ronald Denis, Mr. Daniel Perry and Mr. Valier Boivin. Mr. Perry is not a nominee for election as a director for the ensuing year.

OTHER BOARD COMMITTEES

Other than the Audit Committee and the Compensation Committee, the Corporation also has a Corporate Governance Committee. The mandate of the Corporate Governance Committee consists of the evaluation of the proposed nominations to the Corporation’s Board, recommending for Board approval, if appropriate, revisions to our corporate governance practices and procedures, developing new charters for any new committees established by the Board, monitoring relationships and communication between management and the Board, monitoring emerging best practices in corporate governance and oversight of governance matters and assessing the Board, its committees and directors. The Corporate Governance Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSX regarding corporate governance set out in its Policy 3.1.

The Corporate Governance Committee is currently composed of four members: Mr. Henri Harland, Dr. Ronald Denis, Mr. Valier Boivin and Dr. Harlan Waksal, of which, two members, Mr. Henri Harland and Dr. Harlan Waksal, are not considered independent. Mr. Harland is not a nominee for election as a director for the ensuing year.

ASSESSMENTS

The Board of Directors, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to directors for discussion and debate of items on the agenda.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should be properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as of May 22, 2014

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ronald Denis
Dr. Ronald Denis
Chairman of the Board of Directors